UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-17820

CUSIP Number: 511637100

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I

REGISTRANT INFORMATION

Lakeland Bancorp, Inc.

Full Name of Registrant

Former Name if Applicable

250 Oak Ridge Road

Address of Principal Executive Office (Street and Number)

Oak Ridge, NJ 07438

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On December 13, 2013, Lakeland Bancorp, Inc. (the “Company”) filed a Current Report on Form 8-K with the Securities and Exchange Commission (the “Commission”) in which it reported that on December 11, 2013, the Company had notified Grant Thornton LLP (“Grant Thornton”) that Grant Thornton would be dismissed as the Company’s independent registered public accounting firm after completion of the audit of the Company’s consolidated financial statements for the fiscal year ending December 31, 2013 (the “2013 Audit”). Grant Thornton remained engaged to complete the 2013 Audit. The Company further reported that it had appointed KPMG LLP (“KPMG”) as the Company’s new independent registered public accounting firm for its first quarter ending March 31, 2014 and its fiscal year ending December 31, 2014.

On December 30, 2013, the Company filed another Current Report on Form 8-K with the Commission in which it reported that on December 23, 2013, Grant Thornton advised the Company that Grant Thornton had resigned as the Company’s independent registered public accounting firm. The effect of this letter was to notify the Company that Grant Thornton would not complete the 2013 Audit.

In the Current Report on Form 8-K filed on December 30, 2013, the Company also reported that on December 24, 2013 it had appointed KPMG as the Company’s independent registered public accounting firm for its fiscal year ending December 31, 2013. The Company reported that the appointment of KPMG to complete the 2013 Audit was approved by the Audit Committee on December 24, 2013. The effect of this action was to accelerate the previously reported appointment of KPMG so as to apply to the 2013 Audit. KPMG remains appointed to serve as the Company’s independent registered public accounting firm for its first quarter ending March 31, 2014 and its fiscal year ending December 31, 2014.

Immediately following KPMG’s appointment as the Company’s independent registered public accounting firm for the 2013 Audit, the Company began working diligently with KPMG in order to complete and file its Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”). As a result of Grant Thornton’s resignation in late December 2013 and KPMG’s appointment thereafter, KPMG has informed the Company that they will require additional time to complete the audit of the Company’s financial statements in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). Accordingly, the Company is unable to file its Form 10-K by the prescribed due date of March 17, 2014. The Company further believes that it will be unable to file its Form 10-K within the 15 calendar day extension period thereafter, but expects to be able to do so no later than April 30, 2014.

On January 30, 2014, the Company reported financial results for the fourth quarter and year ended December 31, 2013. As of the date of filing of this Form 12b-25, nothing has come to the attention of the Company that would require any material modification to the information provided in such reported results.

Please see the attached letter from KPMG which is filed as an exhibit to this Form 12b-25 pursuant to Rule 12b-25(c) under the Securities Exchange Act of 1934.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Timothy J. Matteson, Esq.	(973)	697-6140 ext. 274
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Lakeland Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2014

LAKELAND BANCORP, INC.

		By:	/s/ Timothy J. Matteson
			Name:	Timothy J. Matteson, Esq.
			Title:	Executive Vice President, General Counsel and Corporate Secretary